

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2025

Chris Ehrlich
Chief Executive Officer
CERO Therapeutics Holds, Inc.
201 Haskins Way, Suite 230
South San Francisco, CA 94080

> **Re: CERO Therapeutics Holds, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 21, 2025**
> **File No. 333-288816**

Dear Chris Ehrlich:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen M. Davis, Esq.